Exhibit 99.2


12 June 2003


Telewest Communications plc

Telewest Communications plc announces that at its Annual General Meeting held on 12 June 2003 all resolutions proposed to the shareholders were passed.

The full text of the resolutions has been submitted to the Financial Services Authority and will shortly be available for inspection at the Financial Services Authority's Document Viewing Facility, which is located at the The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.